444 Cedar Street, Suite 2060, St. Paul, MN 55101 Tel: +1 (651) 389-4100 www.polymetmining.com

TSX: POM, NYSE American: PLM

NEWS RELEASE	2021-04

PolyMet Mining reports results for year ended December 31, 2020

St. Paul, Minn., March 18, 2021 - PolyMet Mining Corp. TSX: POM; NYSE American: PLM, today reports it has filed its financial results for the year ended December 31, 2020 and provides a first quarter 2021 business update.

"During the past year I've been inspired by how our employees continued this vital work despite the global pandemic and other challenges," said Jon Cherry, chairman, president and CEO. "We continue to progress through an extensive litigation process. Despite these challenges, we remain confident that we can sustain this progress and execute on our goal to build a responsible and sustainable mining project in Minnesota."

In addition to successfully defending legal challenges to its permits during 2020, the company continued its focus on optimization and engineering efforts to improve the project, while maintaining full compliance with all operating permits, Cherry said.

The following is a brief summary of recent developments associated with key state and federal cases where various aspects of permit decisions are being challenged:

  In February 2021, the Minnesota Supreme Court ruled in PolyMet's favor and overturned a decision by the Court of Appeals that had remanded the air permit back to the Minnesota Pollution Control Agency. The court returned the case to the Court of Appeals to resolve a limited number of items the lower court did not specifically address in its original decision. Resolution of this case is anticipated during the second or third quarter of this year.

  Oral arguments were held in early October 2020 at the Minnesota Supreme Court after the company had successfully petitioned the court to review a Court of Appeals decision remanding the Permit to Mine and dam safety permits to the Minnesota Department of Natural Resources for a contested case hearing. A decision is pending.

  The Environmental Protection Agency this month sought and received a voluntary remand to conduct a 90-day review of downstream water quality under section 401(a)(2) of the Clean Water Act. Because EPA's downstream water quality determination is a prerequisite for PolyMet's federal section 404 wetlands permit, the U.S Army Corps of Engineers on March 17 notified the company it had suspended the permit for the duration of EPA's review. The company is participating fully in this review, as appropriate.

  To date, PolyMet has received favorable decisions in all six cases that have reached final conclusion - four federal and two state.

Key Balance Sheet Statistics

(In '000 US dollars)

	December 31, 2020	December 31, 2019

Cash	$3,554	$7,401
Working capital	(15,241)	(3,043)
Total assets	460,714	457,315
Total liabilities	91,075	73,175
Shareholders' equity	$369,639	$384,140

Key Income and Cash Flow Statement Statistics

(in '000 US dollars, except per share amounts)

	Year ended December 31, 2020	Year ended December 31, 2019

General & administrative expense	$20,077	$7,870
Other (Income) expenses:
Finance income & other	(1,330)	(947)
Non-cash rehabilitation accretion	2,083	2,072

Non-cash asset impairment	-	47,168
Non-cash loss on debenture modification	-	2,004

Loss for the period:	20,830	57,903
Loss for the period ($/share)	0.21	0.86

Cash used in investing activities	$8,592	$19,740

Weighted average shares outstanding	100,663,439	67,209,105

  Loss for the year ended December 31, 2020, was $20.8 million compared with $57.9 million for the prior year. The decrease was primarily due to a non-cash asset impairment in the prior year related to project delays associated with legal challenges to permits partially offset by additional studies related to engineering and further evaluation of the mineral resource.
  Capital expenditures for the year ended December 31, 2020, was $8.6 million compared with $19.7 million for the prior year. The decrease was due to lower capitalized spend following receipt of permits in March 2019 as the company awaits resolution of legal challenges to permits.

The financial statements have been filed at www.polymetmining.com and on SEDAR and EDGAR and have been prepared in accordance with International Financial Reporting Standards. All amounts are in U.S. dollars. Copies can be obtained free of charge by contacting the company at 444 Cedar Street, Suite 2060, St. Paul, MN 55101, or by e-mail at info@polymetmining.com. Project developments described above are derived from these documents and should be read in conjunction with them.

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About PolyMet

PolyMet is a mine development company that owns 100% of the NorthMet Project, the first large-scale project to be permitted within the Duluth Complex in northeastern Minnesota, one of the world's major, undeveloped mining regions. NorthMet has significant proven and probable reserves of copper, nickel and palladium - metals vital to global carbon reduction efforts - in addition to marketable reserves of cobalt, platinum and gold. When operational, NorthMet will become one of the leading producers of nickel, palladium and cobalt in the U.S., providing a much needed, responsibly mined source of these critical and essential metals.

Located in the Mesabi Iron Range, the project will provide economic diversity while leveraging the region's established supplier network and skilled workforce, and generate a level of activity that will have a significant effect in the local economy. For more information: www.polymetmining.com.

For further information, please contact:

Media

Bruce Richardson, Corporate Communications

Tel: +1 (651) 389-4111

brichardson@polymetmining.com

Investor Relations

Tony Gikas, Investor Relations

Tel: +1 (651) 389-4110

investorrelations@polymetmining.com

PolyMet Disclosures

This news release contains certain forward-looking statements concerning anticipated developments in PolyMet's operations in the future. Forward-looking statements are frequently, but not always, identified by words such as "expects," "anticipates," "believes," "intends," "estimates," "potential," "possible," "projects," "plans," and similar expressions, or statements that events, conditions or results "will," "may," "could," or "should" occur or be achieved or their negatives or other comparable words. These forward-looking statements may include statements regarding the ability to receive environmental and operating permits, job creation, and the effect on the local economy, or other statements that are not a statement of fact. Forward-looking statements address future events and conditions and therefore involve inherent known and unknown risks and uncertainties. Actual results may differ materially from those in the forward-looking statements due to risks facing PolyMet or due to actual facts differing from the assumptions underlying its predictions.

PolyMet's forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and PolyMet does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations and opinions should change.

Specific reference is made to risk factors and other considerations underlying forward-looking statements discussed in PolyMet's most recent Annual Report on Form 40-F for the fiscal year ended December 31, 2020, and in our other filings with Canadian securities authorities and the U.S. Securities and Exchange Commission.

The Annual Report on Form 40-F also contains the company's mineral resource and other data as required under National Instrument 43-101.

No regulatory authority has reviewed or accepted responsibility for the adequacy or accuracy of this release.